# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAGWELL INC., CIK 0000876883
CUSIP: 552697104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, FLOOR 65, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0000886982
Persons authorized to receive notices and communications: Hristo Dimitrov, Goldman Sachs & Co. LLC, 200 West Street, New York, New York (NY), 10282, (212) 902-1000; Katherine M. Krause, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2260

## Reporting persons
- The Goldman Sachs Group, Inc. (CIK 0000886982): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,279,932; sole dispositive power 0; shared dispositive power 13,279,932; aggregate amount beneficially owned 13,279,932 (4.9% of the class)
- Goldman Sachs & Co. LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 13,279,932; sole dispositive power 0; shared dispositive power 13,279,932; aggregate amount beneficially owned 13,279,932 (4.9% of the class)
- Broad Street Principal Investments, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,847,220; sole dispositive power 0; shared dispositive power 12,847,220; aggregate amount beneficially owned 12,847,220 (4.8% of the class)
- StoneBridge 2017, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,847,220; sole dispositive power 0; shared dispositive power 12,847,220; aggregate amount beneficially owned 12,847,220 (4.8% of the class)
- StoneBridge 2017 Offshore, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,847,220; sole dispositive power 0; shared dispositive power 12,847,220; aggregate amount beneficially owned 12,847,220 (4.8% of the class)
- Bridge Street Opportunity Advisors, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,847,220; sole dispositive power 0; shared dispositive power 12,847,220; aggregate amount beneficially owned 12,847,220 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: STAGWELL INC.
Address of issuer's principal executive offices: ONE WORLD TRADE CENTER, NEW YORK, New York (NY), 10007
Comment:
This Amendment No. 11 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017, Amendment No. 2 filed by the Reporting Persons on March 14, 2019, Amendment No. 3 filed by the Reporting Persons on December 23, 2020, Amendment No. 4 filed by the Reporting Persons on April 21, 2021, Amendment No. 5 filed by the Reporting Persons on July 13, 2021, Amendment No. 6 filed by the Reporting Persons on August 4, 2021, Amendment No. 7 filed by the Reporting Persons on November 8, 2021, Amendment No. 8 filed by the Reporting Persons on March 14, 2023, Amendment No. 9 filed by the Reporting Persons on June 8, 2023 and Amendment No. 10 filed by the Reporting Persons on June 17, 2024 (as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

This Amendment is being filed to disclose that the Reporting Person is no longer the beneficial owner of more than 5% of the Issuer's Class A Shares due to dilution caused by the Issuer's issuance of additional Class A Shares from time to time since the date of the filing of Amendment No. 10. This Amendment constitutes an exit filing of the Reporting Persons, in respect of the Class A Shares previously reported as beneficially owned by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Amendment amends Item 2 of the Schedule 13D by replacing in their entirety Schedules I, II-A, and II-B, with Schedules I, II-A, and II-B attached hereto as Exhibit 99.1 and incorporated therein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), 5(b) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

GS Group and Goldman Sachs may be deemed to share beneficial ownership of 13,279,932 Class A Shares of the Issuer (representing approximately 4.9% of the total number of Class A Shares), which number includes 432,712 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and 12,847,220 Class A Shares directly held by BSPI and the Employee Funds. The other Reporting Persons may be deemed to share beneficial ownership of the 12,847,220 Class A Shares of the Issuer (representing approximately 4.8% of the total number of Class A Shares) directly held by BSPI and the Employee Funds.

Calculations of the percentage of Class A Shares beneficially owned are based on (i) 265,743,768 Class A Shares outstanding as of April 2, 2025, as reported by the Issuer in its Periodic Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described herein, as of the date hereof, none of the Reporting Persons beneficially own more than five percent of the outstanding Class A Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 as follows:

Exhibit No. Description

99.1 Schedules I, II-A, and II-B

## Signatures
- The Goldman Sachs Group, Inc.: /s/ Jamison Yardley, Jamison Yardley, Attorney in Fact (04/08/2025)
- Goldman Sachs & Co. LLC: /s/ Jamison Yardley, Jamison Yardley, Attorney in Fact (04/08/2025)
- Broad Street Principal Investments, L.L.C.: /s/ Jamison Yardley, Jamison Yardley, Attorney in Fact (04/08/2025)
- StoneBridge 2017, L.P.: /s/ Jamison Yardley, Bridge Street Opportunity Advisors, L.L.C. its General Partner, By: Jamison Yardley, Attorney in Fact (04/08/2025)
- StoneBridge 2017 Offshore, L.P.: /s/ Jamison Yardley, Bridge Street Opportunity Advisors, L.L.C. its General Partner, By: Jamison Yardley, Attorney in Fact (04/08/2025)
- Bridge Street Opportunity Advisors, L.L.C.: /s/ Jamison Yardley, Jamison Yardley, Attorney in Fact (04/08/2025)